Exhibit 2.8
AMENDMENT NO. 1
made and entered into as of 21st December 2008 (“The Amendment”)
to the Stock Purchase Agreement
dated June 24, 2008 (“The Agreement”)
by and among
The O’Gara Group Inc., an Ohio corporation with registered office in 7870 East Kemper Road 460 — Cincinnati, Ohio 45249, USA, represented by its CEO Mr. Wilfred T. O’Gara (“TOG”)
and
the following individuals:
—	Mr. Alberto Bertolini, born in Barga (LU) on October 21, 1944, resident in Este (PD), Via Salute, 29, tax identification number BRTLRT44R21A657Z (“Mr. Bertolini”), married, having a separate patrimonial status;

—	Mr. Augusto Gasparetto, born in Verona (VR) on December 3, 1942, resident in Este (PD), Via Palazzo del Principe 6/A, tax identification number GSPGST42T03L781L (“Mr. Gasparetto”), divorced;

—	Mrs. Maria Formignani, born in Pinerolo, on June 17, 1946, resident in Este (PD), Via Salute, 29, tax identification number FRMMRA46H57G674D (“Mrs. Formignani”), married, having a separate patrimonial status;

—	(hereinafter, collectively: “the SELLERS”, all of them electively domiciled at the law office of Mr. Alessandro Polettini, Studio Associato LCA, Avvocati e Commercialisti d’Impresa, Galleria Borromeo, 3 — 35137 — Padua.
WITNESSETH

—	whereas TOG and the SELLERS entered into the Agreement for the purpose of acquiring, by TOG, of 100% of the shares of FININD and of 100% of the shares of ISOCLIMA, as better defined in the Agreement;

—	whereas the parties, as a consequence of the global economic recession occurred since June 24, 2008, decided to confirm the validity of the Agreement and keep it in full force and effect as amended by this Amendment and as better provided hereinbelow.
NOW, THEREFORE, IN CONSIDERATION OF THE ABOVE WHEREAS CLAUSES — THAT FORM AND CONSTITUTE AN INTEGRAL AND ESSENTIAL PART TO THIS AMENDMENT — THE PARTIES HEREBY COVENANT AND AGREE AS FOLLOWS.
Art. 1
The Agreement is hereby amended as follows:
a)	Article 2.2 of the Agreement is cancelled and superseded by the following:
“2.2.	Purchase Price

2.2.1.	The purchase price for the FININD Shares and for the ISOCLIMA Shares is equal to Euro 55,000,000.00 (fifty five million and No/00 Euros) (the “Closing Purchase Price”) based on the assumption that as at the Closing Date the Debt will be equal to Euro 42,500,000.00 (forty two million five hundred thousand and No/00 Euros), of which the amount of Euro 40,600,000.00 (forty million six hundred thousand and No/00 Euros) is referred to the Debt towards the banks as of December 10, 2008.

2.2.2.	Should the Acquired companies’ Debt at the Closing be higher or lower than Euro 42,500,000.00 (forty two million five hundred thousand and No/00 Euros) then the Closing Purchase Price shall be adjusted on a one to one basis, downwards or upwards by the excess or lack of the Debt.

2.2.3.	The Closing Purchase Price shall be paid by TOG to SELLERS in cash at the Closing Date.

2.2.4.	The stock capital of the ISOCLIMA subsidiary Lipik Glass is owned by ISOCLIMA for 68.68%; by FINEST for 18.39% and for 12.93% by the Croatian Company Ingra d.d. Engineering and Construction Co. (“INGRA”). Lipik Glass has increased its stock capital to Kunas 83,722,500.00.

The SELLERS represent and warrant that ISOCLIMA has been granted a secured option to purchase, within the end of the year 2009, all of the Lipik Glass shares owned by FINEST, as per Attachment 2.2.4 of the Agreement, subject to the existing proportional pre-emption right in favour of INGRA.

In addition to the Closing Purchase Price, TOG shall pay to the SELLERS the amount in cash of Euro 4,859,000.00 (four million eight hundred and fifty nine thousand and No/00 Euros), reduced proportionally by any exercise of pre-emptive rights by INGRA, (i) upon the transfer of the entire stake of Finest shares of Lipik Glas, as a consequence of (a) the closing of the put by Finest of the shares of Lipik Glas to ISOCLIMA, or (b) the closing of the call by ISOCLIMA following the Closing to purchase shares of Lipik Glas from Finest, or (ii) following the Closing, upon ISOCLIMA and Finest modifying the terms of the equity investment by Finest in Lipik Glass or modifying the terms of the put or call.

The SELLERS declare that an arbitration proceeding is pending between ISOCLIMA and INGRA, as per Attachment 3.15 of the Agreement, and represent and warrant that the parties are presently negotiating a settlement agreement about this arbitration and, more in general, about the entire equity participation of INGRA in Lipik (the “Ingra Stake”).

In such a case, upon the completion of the acquisition of the Ingra Stake by ISOCLIMA for a total purchase price to be paid not to exceed €800,000 (eight hundred thousand and No/00 Euros) (“Ingra Stake Purchase Price”) plus a mutual release of all claims (including ISOCLIMA’s release of claims against Ingra for the return of €1,050,000 which is the subject of the current arbitration between ISOCLIMA and Ingra)(for the sake of clarity, ISOCLIMA and Ingra shall therefore indicate in the Notarial Deed of transfer of Ingra Stake, the Ingra Stake Purchase Price of Euro 1,850,000.00, of which Euro 1,050,000.00 already paid), upon the later of (i) the Closing or (ii) ISOCLIMA’s acquisition of the Ingra

Stake, TOG shall pay to the SELLERS the additional amount in cash of € 525,000 (five hundred and twenty five thousand and No/00). Completion shall be deemed the transfer of the Ingra Stake to ISOCLIMA or if to an escrow agent, the sole obligation for the transfer of the Ingra Stake to ISOCLIMA upon the full payment by ISOCLIMA of the Ingra Stake Purchase Price.

The definition of Debt in the Purchase Agreement shall exclude the Ingra Stake Purchase Price and any instalment paid prior to Closing as the Ingra Stake Purchase Price shall be deducted from the Debt.

Additionally, (i) should ISOCLIMA acquire 100% of Lipik Glass shares, as a consequence of (a) the closing of the put by Finest of the shares of Lipik Glas to ISOCLIMA, or (b) the closing of the call by ISOCLIMA following the Closing to purchase shares of Lipik Glas from Finest, or (ii) should following the Closing ISOCLIMA and Finest modify the terms of the equity investment by Finest in Lipik Glass or modify the terms of the put or call, then TOG shall pay in cash to the SELLERS, within December 31, 2010, the amount of Euro 10,450,000.00 (ten million four hundred and fifty thousand and No/00 Euros)”.
b)	Art. 2.3. of the Agreement is cancelled and superseded by the following:
“2.3.	Closing
The purchase and sale (the “Closing”) provided for in this Agreement will take place at the office of the Notary appointed by the SELLERS or at the law office of Mr. Alessandro Polettini, Studio Associato LCA, Avvocati e Commercialisti d’Impresa, Galleria Borromeo, 3 — 35137 — Padua, on or about February 15, 2009 and in any event within seven (7) business days following the closing of the IPO as designated by TOG, or at such other time and place as the parties may agree in writing. At the request of TOG, all documents to be delivered at the Closing by TOG and SELLERS, other than the Closing Purchase Price, shall be placed in escrow with both parties’ attorneys promptly after the Pricing Date pending and subject to the closing of the IPO”.
c)	Art. 2.4 iii) of the Agreement is cancelled and superseded by the following:

“As a guarantee for SELLERS’ obligations provided for in this Agreement, SELLERS shall authorize TOG to place in escrow — according to what set forth in Attachment 2.4 (a) — the amount of Euro 10,450,000.00 as set forth under article 2.2.4 ii) above, which shall be released to SELLERS on or before December 31, 2010, as above indicated”;
d)	Art. 2.4 (b) (i) of the Agreement is cancelled and superseded by the following:
“(b)	TOG will execute and deliver, or cause to be executed and delivered, to SELLERS:
i)	Cash in amount of Euro 55,000,000.00 (fifty five million and No/00 Euros) minus the amount of any Transaction Fees, as defined in Section 12.1 of the Agreement to be paid by TOG to SELLERS by wire transfer with the same value date or, at SELLERS’ discretion, bank cashier’s or certified checks payable to the order of the SELLERS respectively, in the following percentages:
—	Mr. Bertolini: 25,6% to the bank account indicated by the SELLERS

—	Mr. Gasparetto: 37,5% to the bank account indicated by the SELLERS

—	Mrs. Formignani: 11,9% to the bank account indicated by the SELLERS

—	Ianua S.p.A. (or such other person indicated by the SELLERS) 25% to the bank account indicated by the SELLERS.
The amounts as per 2.2.4 of the Agreement, as replaced by this Amendment, shall be paid in the same percentages as set forth above”.
e)	Art. 2.4 (b) (ii) of the Agreement is cancelled and superseded by the following:

TOG shall release Messrs. Gasparetto and Bertolini from any obligations whatsoever deriving from, arising out of or in any way connected with the loan agreement executed on November 14, 2008 between Unicredit Corporate Banking Spa and ISOCLIMA for the amount of Euro 5,500,000.00 (five million five hundred thousand/00) (the “Loan”) and Messrs. Gasparetto and Bertolini’s letter dated November 27, 2008, enclosed herewith as Attachment “A” to this Amendment no.1 and, should Unicredit Corporate Banking Spa not give its consent to the assignment of the Loan, TOG shall reimburse the Loan to the bank.

f)	Art. 2.4 (b) (v) of the Agreement is cancelled and superseded by the following:

TOG shall grant its written consent to Lipik Glas commitment to repay Lipk Glas’ outstanding debt towards Ianua S.p.A. amounting to Euro 3,175,000 in two equal installments the first on December 31, 2009 and the second on December 31, 2010 (and TOG undertakes to be jointly liable with Lipik Glas for such payment).

g)	Attachment 3.6 to Article 3.6 — TITLE TO PROPERTIES: ENCUMBRANCES is hereby integrated with the new encumbrances burdening ISOCLIMA’s real properties upon execution of the Loan, enclosed herewith as Attachment “B” to this Amendment no.1. Likewise, Attachment 3.16 to Article 3.16 — ABSENCE TO CERTAIN CHANGES AND EVENTS is hereby integrated with the new encumbrances burdening ISOCLIMA’s real properties upon execution of the Loan, enclosed herewith as Attachment “B” to this Amendment no.1.

h)	Article 10. 1 (f) of the Agreement is cancelled and superseded by the following:

“(f) by all SELLERS or TOG if the Closing has not been consummated on or about February 15, 2009 unless the failure to close is due to a breach of this Agreement by the party seeking to terminate this Agreement”.
Art. 2
The parties acknowledge that, since June 24, 2008, the following modifications have occurred:
Finanziaria Industriale Spa:
stock capital Euro 3,873,750.00, entirely paid in
Gasparetto’s shares no. 28,125 — Euro 1,452,656,25
Bertolini’s shares no. 19,200 — Euro 991,680.00
Formignani’s shares no. 8,925 — Euro 460,976.25
Ianua spa (or such other person indicated by the SELLERS) shares no. 18,750 — Euro 968,437.50
Isoclima Spa:
stock capital Euro 15,000,000.00, entirely paid in
Gasparetto’s shares no. 375 — Euro 375,000,00

Bertolini’s shares no. 225 — Euro 225,000.00
Finanziaria Industriale Spa’s shares no. 14,400 — Euro 14,400,000.00
All other terms and conditions provided for in the Agreement shall remain valid, unchanged and in full force and effect. Except as modified in this Amendment, the parties hereby affirm all provisions of the Purchase Agreement and confirm that such Purchase Agreement is in full force and effect pursuant to the terms therein. In the event of any conflict between the provisions of this Amendment and the unamended provisions of the Purchase Agreement, the provisions of this Amendment shall prevail and the provisions of the Purchase Agreement shall be deemed modified by this Amendment as necessary to resolve such conflict.
     IN WITNESS WHEREOF, the parties, intending to be additionally bound by the terms and conditions stated herein, have executed this Amendment effective as of the date first set forth above.
December 21, 2008

The O’Gara Group, Inc.
By:	/s/ Wilfred Theel O'Gara
Title:	President and CEO

SELLERS Mr. Alberto Bertolini
/s/ Alberto Bertolini

Mr. Augusto Gasparetto
/s/ Augusto Gasparetto

Mrs. Maria Formignani
/s/ Maria Formignani